UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4 to

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

03236M101

(CUSIP Number)

Eu Jin Chua

Managing Director, Legal & Regulations

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

With Copies to:

Jonathan Kellner

Linklaters LLP

Rua Leopoldo Couto Magalhães, 700 -1 º andar sala 11

Itaim Bibi - 04542-000 São Paulo - SP

Tel. No.: +(55.11) 3074.9520

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 29, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS: Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,884,481*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,884,481*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,884,481*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.85%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes (as defined below) and 1,000,000 shares of Common Stock issuable upon exercise of the warrant issued to Maxwell on October 16, 2013 (the “2013 Warrant”).
**	As of the date of this filing and based on 161,182,570 shares of Common Stock which is the sum of the (a) 157,512,200 shares of Common Stock outstanding on July 29, 2015, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes and (c) 1,000,000 shares of Common Stock underlying the 2013 Warrant.

1	NAMES OF REPORTING PERSONS: Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,884,481*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,884,481*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,884,481*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.85%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes (as defined below) and 1,000,000 shares of Common Stock issuable upon exercise of the 2013 Warrant.
**	As of the date of this filing and based on 161,182,570 shares of Common Stock which is the sum of the (a) 157,512,200 shares of Common Stock outstanding on July 29, 2015, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes and (c) 1,000,000 shares of Common Stock underlying the 2013 Warrant.

1	NAMES OF REPORTING PERSONS: Cairnhill Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,884,481*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,884,481*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,884,481*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.85%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes (as defined below) and 1,000,000 shares of Common Stock issuable upon exercise of the 2013 Warrant.
**	As of the date of this filing and based on 161,182,570 shares of Common Stock which is the sum of the (a) 157,512,200 shares of Common Stock outstanding on July 29, 2015, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes and (c) 1,000,000 shares of Common Stock underlying the 2013 Warrant.

1	NAMES OF REPORTING PERSONS: Maxwell (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,884,481*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,884,481*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,884,481*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.85%**
14	TYPE OF REPORTING PERSON: CO

*	See Item 5 of this statement on Schedule 13D. Includes 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes (as defined below) and 1,000,000 shares of Common Stock issuable upon exercise of the 2013 Warrant.
**	As of the date of this filing and based on 161,182,570 shares of Common Stock which is the sum of the (a) 157,512,200 shares of Common Stock outstanding on July 29, 2015, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes and (c) 1,000,000 shares of Common Stock underlying the 2013 Warrant.

Note to Schedule 13D

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplements the Schedule 13D filed on November 25, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on December 19, 2014 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on May 26, 2015 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D, filed on July 28, 2015, together with the Original Schedule 13D, Amendment No.1, Amendment No. 2 and this Amendment No. 4, the “Statement”), and is being filed by Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”) and Maxwell (Mauritius) Pte Ltd (“Maxwell”) (Temasek, FMPL, Cairnhill and Maxwell are collectively referred to hereinafter as the “Reporting Persons”) in respect of the common stock, par value of $0.0001 per share, of Amyris, Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

This Amendment No. 4 is being filed by the Reporting Persons to report that the Reporting Persons closed the transactions contemplated by the Exchange Agreement, dated July 26, 2015 by and between the Issuer, Total Energies Nouvelles Activités USA (“Total”) and Maxwell (the “Exchange Agreement”) and to report the resulting changes in the Reporting Persons’ beneficial ownership of the Common Stock of the Issuer.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 3. Source and Amount of Funds.

Item 3 of the Statement is hereby amended to replace the final paragraph with the following:

The closing of the transactions contemplated by the Exchange Agreement occurred on July 29, 2015, pursuant to which Maxwell exchanged the Tranche I Note and Tranche II Note for the Exchange Shares at a price of $2.30 per share. The Issuer also issued each of the Exchange Warrants to Maxwell in connection with the closing.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As of July 29, 2015, Maxwell is the direct beneficial owner of 41,214,111 shares of Common Stock. Maxwell is deemed under Rule 13d-3(d)(1) to have beneficial ownership of the 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and 1,000,000 shares of Common Stock issuable upon exercise of the 2013 Warrant.

As of July 29, 2015, Maxwell is the direct beneficial owner and deemed beneficial owner of 44,884,481 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the respective shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of July 29, 2015 (as set forth in the prior paragraph) by (ii) 161,182,570 shares of Common Stock, which is the sum of the (a) 157,512,200 shares of Common Stock outstanding as of July 29, 2015, (b) the 2,670,370 shares of Common Stock that may be obtained by Maxwell upon conversion of the Convertible Notes held by Maxwell and (c) the 1,000,000 shares of Common Stock that may be obtained by Maxwell upon exercise of the 2013 Warrant. Maxwell intends to exercise the 2013 Warrant and will acquire the 1,000,000 shares of Common Stock underlying the 2013 Warrant. The Exchange Warrants may only be exercised if each warrant has been approved by a majority of the Issuer’s stockholders at a meeting to be called by the Issuer and are the shares underlying such warrants are not included in the beneficial ownership totals reported in this Schedule.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b) Cairnhill, through its ownership of Maxwell, may be deemed to share voting and dispositive power over the 44,884,481 shares of Common Stock beneficially owned or deemed to be beneficially owned by Maxwell.

FMPL, through its ownership of Cairnhill, may be deemed to share voting and dispositive power over the 44,884,481 shares of Common Stock beneficially owned or deemed to be beneficially owned by Cairnhill and Maxwell.

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 44,884,481 shares of Common Stock beneficially owned or deemed to be beneficially owned by FMPL, Cairnhill and Maxwell.

(c) The Reporting Persons have not engaged in any transactions in the Issuer’s securities during the sixty days prior to the obligation to file this Schedule 13D. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirely as follows:

The summary of the Letter Agreement, the Director Appointment Right and the Investment Rights set forth in Item 4 is incorporated here by reference. Such summary is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Letter Agreement, which is set forth in Exhibit 2, and incorporated in this Item 6 by reference.

The summary of the SPA, the Exchange Agreement and the Exchange Warrants set forth in Item 3 are incorporated here by reference. Each such summary is generalized, does not purport to be complete and, as such, is qualified in its entirety by the SPA and the amendments thereto, which are set forth in Exhibit 3, the Exchange Agreement, which is set forth in Exhibit 16 and the Exchange Warrants, which are set forth in Exhibits 17, 18 and 19, each of which is incorporated in this Item 6 by reference.

On June 21, 2010, the Issuer, Maxwell and certain other investors entered into Amended and Restated Investor Rights Agreement (the “IRA”). The IRA was subsequently amended on February 23, 2012, December 24, 2012, March 27, 2013, October 16, 2013, December 24, 2013 and July 29, 2015. Pursuant to the IRA, Maxwell and the other parties to the IRA have certain registration rights with respect to the shares of Common Stock held by such holders, shares issued upon conversion of the Convertible Notes and shares issuable upon exercise of the 2013 Warrant and the Exchange Warrants. Further, under the IRA, if the Issuer registers securities for public sale, the holders of Common Stock with registration rights under the IRA have the right to include their shares of Common Stock in the registration statement. Additionally, holders of the Issuer’s outstanding securities with registration rights under the IRA can request that the Issuer register all or a portion of their Common Stock on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $2,000,000. The rights under the IRA may not be exercised after February 23, 2017.

On July 29, 2015, in connection with the Exchange Agreement, the Issuer, Maxwell and Total entered into a maturity treatment agreement (the “Maturity Treatment Agreement”) with respect to its Convertible Notes, which remain outstanding following the transactions contemplated by the Exchange Agreement. Pursuant to the Maturity Treatment Agreement, the Reporting Persons agreed to exercise their right to convert their Convertible Notes into shares of Common Stock in lieu of receiving a cash payment upon maturity of the Convertible Notes, notwithstanding any terms permitting the Reporting Persons to elect to receive a cash payment at maturity in lieu of conversion; provided that certain events of default have not occurred under the terms of the Convertible Notes at or prior to maturity.

On July 29, 2015, in connection with the Exchange Agreement, the Issuer and Maxwell entered into a voting agreement (the “Voting Agreement”) whereby Maxwell agreed to vote its eligible shares of Common Stock in favor of the issuance and exercisability of the Exchange Warrant and the warrants to be issued to Total in connection with the transactions contemplated by the Exchange Agreement and against any proposal made in opposition to the issuance and exercisability of such warrants.

The foregoing summary each of the IRA, the Maturity Agreement and the Voting Agreement is generalized, does not purport to be complete and, as such, is qualified in its entirety by the IRA, which is set forth in Exhibit 7, the Maturity Agreement Treatment, which is set forth in Exhibit 20, and the Voting Agreement, which is set forth in Exhibit 21, and are incorporated in this Item 6 by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Information regarding the Instruction C persons.(15)

2	Letter Agreement, dated February 23, 2013, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(1)

3	Securities Purchase Agreement, made and entered into as of August 8, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(2)

4	Amendment No. 1 to Securities Purchase Agreement, dated October 16, 2013 by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(3)

5	Amendment No. 2 to Securities Purchase Agreement, dated December 24, 2013 by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(4)

6	Warrant to Purchase Stock, dated October 16, 2013, issued to Maxwell (Mauritius) Pte Ltd.(5)

7	Amended and Restated Investors Rights Agreement, dated June 21, 2010, by and among Amyris Biotechnologies, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(6)

8	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated February 23, 2012, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(7)

9	Amendment No. 2 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2012, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(8)

10	Amendment No. 3 to Amended and Restated Investors’ Rights Agreement, dated March 27, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(9)

11	Amendment No. 4 to Amended and Restated Investors’ Rights Agreement, dated October 16, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(10)

12	Amendment No. 5 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(11)

13	Voting Agreement, dated August 8, 2013, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(12)

14	Amended and Restated Letter Agreement, dated May 8, 2014, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(13)

15	Joint Filing Agreement.(14)

16	Exchange Agreement, dated July 26, 2015, by and between Amyris Inc., Maxwell (Mauritius) Pte Ltd and Total Energies Nouvelles Activités USA. (16)

17	Warrant to Purchase Stock, dated July 29, 2015, issued to Maxwell (Mauritius) Pte Ltd.

18	Warrant to Purchase Stock, dated July 29, 2015, issued to Maxwell (Mauritius) Pte Ltd.

19	Warrant to Purchase Stock, dated July 29, 2015, issued to Maxwell (Mauritius) Pte Ltd.

20	Maturity Treatment Agreement, dated July 29, 2015 by and between Amyris Inc. and Maxwell (Mauritius) Pte Ltd.

21	Voting Agreement, dated July 29, 2015 by and between Amyris, Inc. and Maxwell (Mauritius) Pte Ltd.

22	Amendment No. 6 to Amended and Restated Investors’ Rights Agreement, dated July 29, 2015, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.

(1)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended March 31, 2012 filed with the Securities and Exchange Commission on May 9, 2012.
(2)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission on November 5, 2013.
(3)	Incorporated by reference to Exhibit 4.24 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(4)	Incorporated by reference to Exhibit 4.25 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(5)	Incorporated by reference to Exhibit 4.09 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(6)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form S-1 (No. 333-166135) filed with the Securities and Exchange Commission on June 23, 2010.
(7)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Form S-3 (No. 333-180005) filed with the Securities and Exchange Commission on March 9, 2012.
(8)	Incorporated by reference to Exhibit 4.04 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 28, 2013.
(9)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on June 9, 2013.

(10)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(11)	Incorporated by reference to Exhibit 4.07 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(12)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission on November 5, 2013.
(13)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2014 filed with the Securities and Exchange Commission on August 8, 2014.
(14)	Incorporated by reference to Exhibit 15 to the Schedule 13D (No. 005-85969) filed by Maxwell on November 25, 2014.
(15)	Incorporated by reference to Exhibit 1 to the Amendment No. 3 to Schedule 13D (No. 005-85969) filed by Maxwell on July 28, 2015.
(16)	Incorporated by reference to Exhibit 16 to the Amendment No. 3 to Schedule 13D (No. 005-85969) filed by Maxwell on July 28, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 30, 2015	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
Name: Choo Soo Shen Christina
Title: Authorized Signatory

FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

CAIRNHILL INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director

MAXWELL (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director